Exhibit 99.(h)(3)

[Harris Associates Investment Trust Letterhead]

____________, 2006

Boston Financial Data Services, Inc.

Two Heritage Drive

Quincy, Massachusetts  02171

Ladies and Gentlemen:

This is to advise you that Harris Associates Investment Trust (the “Trust”) has established a new series of shares to be known as The Oakmark Global Select Fund. In accordance with the Additional Funds/Portfolios provision in Article 16 of the Transfer Agency and Service Agreement dated October 1, 2005 between the Trust and Boston Financial Data Services, Inc., the Trust hereby requests that you act as Transfer Agent for the new series under the terms of the respective contract.

Please indicate your acceptance of the foregoing by executing three copies of this Letter Agreement, returning two to the Trust and retaining one copy for your records.

HARRIS ASSOCIATES INVESTMENT TRUST

By:
Name:
Title:

Agreed to this ____ day of ____________, 2006.

BOSTON FINANCIAL DATA SERVICES, INC.

By:
Name:
Title: